UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SIDECHANNEL, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock with an Exercise Price of $0.36

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Ryan Polk

Chief Financial Officer

SideChannel, Inc.

146 Main Street, Suite 405

Worcester, MA 01608

Phone: (508) 925-0114

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Michael E. Storck, Esq. Paul J. Schulz, Esq. Lippes Mathias LLP

50 Fountain Plaza, Suite 1700

Buffalo, New York 14202

(716) 853-5100

CALCULATION OF FILING FEE

Transaction valuation* $4,463,442.48; Amount of filing fee* $658.80

* Estimated for purposes of calculating the amount of the filing fee only. SideChannel, Inc. (“SideChannel” or the “Company”) is offering to holders of certain of its warrants, as more fully described herein, the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”) by tendering six (6) warrants with an exercise price of $0.36 in exchange for one (1) share of our Common Stock and to exchange such warrants for new warrants (“New Warrant” or “New Warrants”) by tendering two and one-half (2.5) warrants with an exercise price of $0.36 in exchange for one (1) New Warrant. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined assuming that all warrants to purchase SideChannel’s Common Stock eligible to participate in the Offer are exchanged, and that the approximately 9,276,824 Shares issued as a result of the Offer have an aggregate value of $463,841.20 calculated based on the average of the low and high trading price on October 31, 2023 which was $0.05, and that the approximately 22,219,896 New Warrants issued as a result of the Offer have an aggregate value of $3,999,581.28 calculated using an exercise price of $0.18.

The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $147.60 per million dollars of the transaction valuation.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO-I

Amendment No. 4

This Amendment No. 4 (this “Amendment”) amends the Tender Offer Statement (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (“SEC”) on November 7, 2023 by SideChannel, Inc., a Delaware corporation (the “Company” or “SideChannel”).

This Schedule TO relates to the offer by the Company to holders of certain of the Company’s outstanding warrants (“2021 Investor Warrants”). The offer is made upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated November 6, 2023 (the “Offer to Exchange” or “Offer”), and in the related Offer to Exchange materials which are filed as Exhibits (a)(1)(B), (a)(1)(C), (a)(1)(F) and (a)(1)(H) to this Schedule TO (which the Offer to Exchange and related Offer to Exchange materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The 55,549,615 2021 Investor Warrants subject to our Offer to Exchange consist of warrants to purchase an aggregate of 55,549,615 Shares issued to certain investors in 2021 with a five (5) year term and with an exercise price of $0.36. Under the Offer to Exchange, the holders of the 2021 Investor Warrants will be entitled to receive one (1) share of Common Stock for each six (6) 2021 Investor Warrants exchanged (“Investor Exchange Ratio for Stock”) and one (1) New Warrant (attached as Exhibit (a)(1)(F)) for each two and one half (2.5) 2021 Investor Warrants exchanged, exercisable for five (5) years at an exercise price of $0.18 per share (“Investor Exchange Ratio for Warrants”). The Investor Exchange Ratio for Stock and the Investor Exchange Ratio for Warrants are collectively referred to as the “Investor Exchange Ratios.” The “Offer Period” is the period commencing on November 6, 2023 and ending at 5:00 p.m., Eastern Time, on December 26, 2023, or such later date to which the Company may extend the Offer (the “Expiration Date”). If all of the 2021 Investor Warrants are tendered, the Company will issue approximately 9,267,824 Shares and 22,219,896 New Warrants. The Investor Exchange Ratios were selected by the Company in order to provide the holders of the 2021 Investor Warrants with an incentive to exchange the 2021 Investor Warrants.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 10 and 12

The Offer to Exchange and Items 1 through 9 and 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Exchange, are hereby amended by adding the following text thereto:

Item 5(a) of this Schedule TO is amended to provide that: “In July 2021, we engaged Paulson Investment Company (“Paulson”) for strategic advisory services to be delivered over a four-year term in exchange for 4,000,000 shares of common stock as disclosed on Form 8-K filed with the SEC on July 23, 2021 and incorporated herein as Exhibit (d)(2). We have been consulting with Paulson regarding the Offer to Exchange through this strategic advisory services agreement. We neither entered into a new agreement with Paulson nor incurred additional costs with Paulson related to the Offer to Exchange. Paulson has no obligation to us, and we have no expectations of Paulson to either solicit the tender of any of the 2021 Investor Warrants or make a recommendation to its clients about the Offer to Exchange.”

Item 2(b) of this Schedule TO incorporates by reference the Risk Factors, as amended, in the Offer to Exchange.

Item 10 of this Schedule TO incorporates by reference the information in Item 8 of the Offer to Exchange, Financial Information Regarding the Company, including the summarized financial information contained therein.

The Company has indicated that as of 5:00 p.m., Eastern Time, on Wednesday December 20, 2023, approximately 41,544,056 warrants had been validly tendered into and not validly withdrawn from the Offer, representing approximately 74.8% of the 2021 Investor Warrants.”

Amendments to the Offer to Exchange and Exhibits to the Schedule TO

The references to the New Warrant terms set forth in the Offer to Exchange (Exhibit (a)(1)(H)) Summary Section E is hereby replaced with:

“A comparison of the terms in the 2021 Investor Warrants that have either been removed or modified in the New Warrants is provided in the following table. The section numbers for each term are shown in italics.

Material Terms	2021 Investor Warrant	New Warrant
Term of the Warrant	Opening: Five-year term with Termination Dates between March 31, 2026 and April 16, 2026	Opening: Five- year term with approximate Termination Date of December 31, 2028

Exercise Price	2(b): $0.36	1(b): $0.18

Cashless Exercise	2(c): Cashless Exercise allowable only if Registration Statement is not effective at the time of exercise.	1(c): No restrictions on the use of a Cashless Exercise.

Cashless Exercise Formula	2(c): Cashless exercise formula expressed with generic variables: [(A-B) (X)] by (A)	1(c): Variables changed to communicate their meaning and presentation of formula improved to clarify order of functions:

𝐶𝑆 =	𝑊𝑆 𝑥 (𝐹𝑀𝑉−𝑊P)
𝐹𝑀𝑉

Automatic Conversion	This term is not present in the 2021 Investor Warrant.

1(e): Automatic conversion of New Warrants into Common Stock if the Common Stock trades at or above a bid price of $0.36 for 30 consecutive trading days.

Company notifies the Holder within 5 Trading Days of the Automatic Conversion Date.

Holder has 25 Trading Days from the Automatic Conversion Date to deliver a Notice of Exercise to the Company.

Adjustment Upon Issuance of Common Stock	3(b): Requiring aggregate value of 2021 Investor Warrants after the Issuance of Shares to be equal to the aggregate value of 2021 Investor Warrants prior to the Issuance of Shares.	This term is not present in the New Warrant.

Fundamental Transaction	3(c): Defining how 2021 Investor Warrants are included and treated in a Fundamental Transaction.	This term is not present in the New Warrant.

The New Warrant agreement was included in Exhibit (a)(1)(F) of Amendment No. 1 of Schedule TO filed with the SEC on November 14, 2023.

The reference to the risk titled “There is no assurance that the Offer will be successful.” set forth in the Offer to Exchange (Exhibit (a)(1)(H)) Risk Factors and Subsection 3(C) “Purpose of the Offer” are hereby amended:

“There is no assurance that the Offer will be successful.

We have amended our Offer to Exchange to remove the “all or none” condition and replace it with the condition that “at least sixty-five percent (65%)” of the 2021 Investor Warrants must be tendered to complete the Tender Offer. As of December 11, 2023, sixty seven percent (67%) of the 2021 Investor Warrants had been validly tendered into and not validly withdrawn from Tender Offer. Therefore, if no more 2021 Investor Warrants are tendered through the Expiration Date, and none of the previously tendered 2021 Investor Warrants are validly withdrawn, we can consummate the Tender Offer on the Expiration Date. In the event that all of the 2021 Investor Warrants are not tendered in the Tender Offer, we will be more limited in our ability to raise capital and if necessary, we may be forced to sell debt or equity on terms that are not favorable to the Company or our stockholders. Restricted or limited access to favorable terms on necessary capital would also inhibit our capacity for acquisitions, strategic partnerships, and organic growth investments. As a result, we may suffer declining profitability in the future because of decreases in our ability to effectively compete in these areas.

Mitigating this risk may require us to perform alternate actions after consummation of the Tender Offer to further reduce the obstacles presented by the remaining 2021 Investor Warrants. Alternative actions may include, but are not limited to, attempting a subsequent tender offer to the remaining 2021 Investor Warrant holders and forming relationships with entities that have capital to pursue acquisitions, strategic partnerships, and organic growth investments. These alternate actions may increase expenses and distract our management, and employees such that our financial results may be negatively impacted.

There is no assurance that the successful consummation of this Tender Offer will increase price of our Common Stock.

The price of our Common Stock and the decision of any investors to make an equity investment in SideChannel are based on numerous material factors, of which our 2021 Investor Warrant overhang is only one. Eliminating or significantly reducing our 2021 Investor Warrant overhang will not generate any capital for us or increase the market price of our Common Stock.

Moreover, if the holders of all of our 2021 Investor Warrants accept the Offer, we will issue them additional shares of Common Stock. The issuance of additional Common Stock upon the exchange of tendered 2021 Investor Warrants will dilute the book value our existing stockholders’ shares of stock, as well as that of our future stockholders. The issuance also will dilute the percentage ownership interests in our other stockholders.”

References to Financial Information Regarding the Company set forth in Section 8 of the Offer to Exchange are hereby amended:

“Financial information required under Item 1-02(bb)(1) of Regulation S-X is provided in the following tables.

SideChannel, Inc. Summary Financial Data

(In thousands)

Consolidated Balance Sheet Data

	As of September 30, 2021 (Audited)	As of September 30, 2022 (Audited)	As of December 31, 2022 (Unaudited)	As of March 31, 2023 (Unaudited)	As of June 30, 2023 (Unaudited)
Current assets	$832	$4,142	$3,577	$3,261	$2,662
Non-current assets	1	6,626	6,581	6,536	6,515

Current liabilities	$406	$1,161	$1,017	$1,382	$1,121
Non-current liabilities	-	211	211	211	211

Consolidated Statements of Operation Data

	Twelve Months Ended September 30, 2021	Twelve Months Ended September 30, 2022	Three Months Ended December 31, 2022	Three Months Ended March 31, 2023	Three Months Ended June 30, 2023
Revenue	$2,799	$4,789	$1,546	$1,617	$1,750
Gross profit	1,262	2,321	865	737	874
Net income (loss) [1]	513	(11,776)	(602)	(856)	(679)

[1] The Company reports it financial results on a consolidated basis and does not have discontinued operations; therefore, income or loss from continuing operations is equal to net income or loss.”

Exhibit (d)(2), July 23, 2021 Form 8-K Entry into a Material Definitive Agreement with Paulson Investment Company, has been added to the Schedule TO.

Item 12. Exhibits.

Exhibit	Description
(a)(1)(F)	2023 Common Stock Purchase Warrant as Amended on November 14, 2023
(a)(1)(M)	Email from Chief Financial Officer Announcing 4th Amendment *
(d)(2)	July 23, 2021 Form 8-K Entry into a Material Definitive Agreement with Paulson Investment Company

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIDECHANNEL, INC.

Date: December 21, 2023	By:	/s/ Ryan Polk
	Name:	Ryan Polk
	Title:	Chief Financial Officer